EXHIBIT 99.1
CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — “SAFE HARBOR” FOR FORWARD LOOKING STATEMENTS
      This Annual Report on Form 10-K (the “Form 10-K”) of The Ultimate Software Group, Inc. (“Ultimate Software” or the “Company”) may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company’s expectations or beliefs, including, but not limited to, statements concerning the Company’s operations and financial performance and condition. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. The Company’s actual results could differ materially from those contained in the forward-looking statements due to risks and uncertainties associated with fluctuations in the Company’s quarterly operating results, concentration of the Company’s product offerings, development risks involved with new products and technologies, competition, the Company’s contractual relationships with third parties, contract renewals with business partners, compliance by our customers with the terms of their contracts with us, and other factors disclosed in the Company’s filings with the Securities and Exchange Commission. Other factors that may cause such differences include, but are not limited to, those discussed in this Form 10-K, including this Exhibit 99.1. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In the fourth fiscal quarter of 2004, we have had our first profitable fiscal quarter since June 30, 2000 and our only profitable fiscal year was 1999. We may never achieve such profitability again.
      We may be unable to reestablish and maintain profitability on a quarterly basis. We were profitable for only five fiscal quarters—for each of the three-month periods ended December 31, 2004, June 30, 2000, September 30, 1999, June 30, 1999 and December 31, 1998. Our only full fiscal year of profitability since we went public in June 1998 was fiscal year 1999. We may never achieve such profitability again—either on a quarterly basis or for a full fiscal year. If we were able to establish profitability in the future (on a quarterly basis or for a full fiscal year) we may not be able to maintain it.
Our cash flows from operations have historically been insufficient to fund our operations; if we are unable to fund future shortfalls, we may be unable to satisfy our financial obligations.
      Our cash flows from operations have historically been insufficient to fund operations. In the past, we have funded shortfalls in cash primarily through the private and public sale of equity securities and, to a lesser extent, equipment financing and borrowing arrangements.
      The Company believes that cash and cash equivalents and cash generated from operations, will be sufficient to fund its operations for at least the next 12 months. This belief is based upon, among other factors, management’s expectations for future revenue growth, controlled expenses and collections of accounts receivable.
We may be adversely affected by substantial quarterly fluctuations in our revenues and operating results.
      Our quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Our operating results may fluctuate as a result of a number of factors, including:

• increased expenses (especially as they relate to product development and sales and marketing);

• timing of product releases;

• increased competition;

• variations in the mix of revenues;

• announcements of new products by us or our competitors;

• capital spending patterns of our customers; and

• a drop in near term demand for our products.
      We establish our expenditure levels based upon our expectations as to future revenues. If revenue levels are below expectations, expenses can be disproportionately high. Our operating results for previous fiscal quarters are not necessarily indicative of our operating results for the full fiscal years or for any future periods. We believe that, due to the underlying factors for quarterly fluctuations, period-to-period comparisons of our operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance.
Our quarterly revenues and operating results may be negatively impacted by seasonality, especially in the first fiscal quarter of each year.
      Sales production in the first fiscal quarter over the past several years was lower than in the other fiscal quarters of those years. However, we did not attribute the lower first quarter sales production in those years to seasonality as we were uncertain of the impact of seasonality compared to non-seasonal factors such as the September 11, 2001 tragedy or the U.S. war overseas. However, during the first quarter of 2004, we concluded that seasonality was a contributing factor to the lower first quarter sales production.
      While we are unable to quantify the impact of seasonality on our business, particularly in the first quarter of a fiscal year, we believe that seasonality was a contributing factor, even in the recent past years impacted by non-seasonal factors. Our business, operating results and financial condition may be affected by such trends in the future.
      We believe the impact of seasonality on our business is due to a number of factors, including the reduced availability of certain key personnel of potential customers due to their involvement in the year-end payroll process that occurs in the first fiscal quarter. We believe that the seasonal trend that we have experienced in the recent past may continue in the foreseeable future.
Our failure to maintain and increase acceptance of UltiPro, which accounts for substantially all of our revenues, could cause a significant decline in our revenues.
      Currently, the UltiPro product and related services account for substantially all of our revenues. Our future success depends on maintaining and increasing acceptance of UltiPro, including Intersourcing (our hosting service through which we offer the hardware, infrastructure, ongoing maintenance and backup services for our customers), and related services. Any factors adversely affecting the demand for UltiPro would have a material adverse effect on our business, operating results and financial condition.
A systems failure or other service interruption at the BellSouth data center (managed by IBM) used for our hosting services could result in substantial expense to us, loss of customers and claims by our customers for damages caused by any losses they incur.
      We offer hosting services, which include hardware, infrastructure, ongoing maintenance and back-up services, to our customers at a BellSouth data center managed by IBM. These hosting services, which we refer to as Intersourcing, must be able to be reliably operated on a 24 hours per day, seven days per week basis without interruption or data loss. The success of Intersourcing depends on our ability to protect the infrastructure, equipment and customer data files against damage from:

• human error;

• natural disasters;

• power loss or telecommunication failures; and

• sabotage or other intentional acts of vandalism.
      We perform a daily backup of our customer data which is stored offsite of the BellSouth data center (managed by IBM). However, the occurrence of one of the above listed events or other unanticipated problems at the BellSouth data center could:

•	result in interruptions in the services we provide to our customers, during which time our customers may be unable to retrieve their data;

•	require us to spend substantial amounts of money replacing existing equipment and/or purchasing services from an alternative data center;

• cause existing customers to cancel their contracts;

• cause our customers to seek damages for losses incurred; or

• make it more difficult for us to attract new customers.
We derive a substantial portion of our total revenues (15.5% during 2004) from our agreements with Ceridian Corporation, and if this customer were to lose its credit worthiness, we may lose a significant portion of our revenues.
      We derive a substantial portion of our total revenues from Ceridian Corporation. During the year ended December 31, 2004, revenue from Ceridian Corporation accounted for 15.5% of total revenues. No other customer accounted for more than 10% of total revenues in 2004. Revenues from Ceridian Corporation are derived pursuant to a non-exclusive license agreement for the use of UltiPro which has a minimum term of 7 years, expiring in March 2008, and in 2004 and 2003 were also derived from a services agreement which expired on December 31, 2004. No further revenues will be derived from the services agreement with Ceridian Corporation. Due to the significant concentration of total revenues, we have exposure if Ceridian Corporation loses its credit worthiness and is unable to make the guaranteed minimum payments due to us on a timely basis, or at all.
If our various sales channels are not successful, we may be unable to achieve significant revenue growth in the future.
      We sell our products and services primarily through a direct sales force and a network of business service providers that in turn market to their customers. Our ability to achieve significant revenue growth in the future will depend, in large part, upon the success of our direct sales force, our ability to establish and maintain relationships with business service providers and our ability to adapt our sales channels to address the evolving markets for our products. If any of these sales channels do not perform as expected, our revenues could suffer.
If we are not able to successfully recruit personnel, our revenues could be negatively affected.
      Our ability to achieve significant revenue growth in the future will also depend on our success in recruiting, training and retaining sufficient sales, marketing, professional services, product development and other personnel. From time to time, there is intense competition for personnel in the software industry.
Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position.
      The market for our products is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors could undermine our current market position. Our growth and future success will depend, in part, upon:

•	our ability to enhance our current products and introduce new products in order to keep pace with products offered by our competitors;

•	adapt to technological advancements and changing industry standards; and

•	expand the functionality of our products to address the increasingly sophisticated requirements of our customers.
      We may not have sufficient resources to make the necessary investments and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly sophisticated customer requirements of the marketplace or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position.
Our current and future competitors include companies with greater financial, technical and marketing resources than we have and if we are unable to compete successfully with other businesses in our industry or with in-house systems developed by potential customers, our profitability will be adversely affected.
      Our future success will depend significantly upon our ability to increase our share of our target market, to maintain and increase our recurring revenues from new and existing customers and to sell additional products, product enhancements, maintenance and support agreements and training and consulting services to existing and new customers. The human resource management and payroll market is intensely competitive. Ultimate Software’s competitors include:

•	large service bureaus, primarily Automated Data Processing and, to a lesser extent, Ceridian Corporation;

•	a number of companies, such as PeopleSoft/ Oracle and Kronos, which offer human resource management and payroll software products for use on mainframes, client/server environments and/or Web servers; and

•	the internal payroll/human resources departments of potential customers which use custom-written software.
      Our competitors may develop products that are superior to our products or achieve greater market acceptance. Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We believe that existing competitors and new market entrants will attempt to develop in-house systems that will compete with our products. We may be unable to compete successfully against current or future competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
The loss of the services of one or more of our key employees could negatively affect our ability to implement our business strategy.
      Our success depends to a significant extent upon a limited number of members of senior management and other key employees, including Scott Scherr, our Chairman of the Board, President and Chief Executive Officer. We do not have employment contracts with any of our key personnel other than a non-competition and confidentiality agreement entered into with Mr. Scherr. We maintain key man life insurance for Scott Scherr in the amount of $2.0 million. The loss of the service of one or more of our key employees could have a material adverse effect upon us. In addition, uncertainty created by turnover of our key employees could cause further turnover of our employees.

The potential growth of our business and expansion of our customer base may place a significant strain on our management and operations and we may be unable to manage that growth and expansion successfully.
      We expect to increase research and development, professional services, sales and marketing and administrative operations as and when appropriate to accommodate our growth plans. Accordingly, our future operating results will depend on the ability of our management and other key employees to continue to implement and improve our systems for operations, financial control and information management and to recruit, train, manage and retain our employee base. We cannot be certain that we will be able to manage any future growth successfully.
Our business relies heavily on the products of Microsoft, which may not always be compatible with our products, and we may be required to spend significant capital if businesses adopt alternative technologies that are incompatible with our products.
      Our software products are designed primarily to operate with Microsoft Corporation technologies and our strategy requires that our products and technology be compatible with new developments in Microsoft technology. Although we believe that Microsoft technologies are currently widely utilized by businesses of all sizes, we cannot be certain that businesses will continue to adopt such technologies as anticipated, will migrate from older Microsoft technologies to newer Microsoft technologies or will not adopt alternative technologies that are incompatible with our products. As a result, we may be required to develop new products or improve our existing products to be compatible with any different technologies being used by our customers. We cannot be certain we will be able to adapt our product to any technology other than Microsoft’s.
If our third-party software is not adequately maintained or updated, our sales could be materially adversely affected.
      Our products utilize certain software licensed to us by third-party software developers. Although we believe that there are alternatives for these products, any significant interruption in the availability of such third-party software could have a material adverse impact on our sales unless and until we can replace the functionality provided by these products. Additionally, we are, to a certain extent, dependent upon such third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. We may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.
If we are unable to release annual or periodic updates on a timely basis to reflect changes in tax laws and regulations or other regulatory provisions applicable to our products, the market acceptance of our products may be adversely affected and our revenues could decline.
      Our products are affected by changes in tax laws and regulations and generally must be updated annually or periodically to maintain their accuracy and competitiveness. We cannot be certain that we will be able to release these annual or periodic updates on a timely basis in the future. Failure to do so could have a material adverse effect on market acceptance of our products. In addition, significant changes in tax laws and regulations or other regulatory provisions applicable to our products could require us to make a significant investment in product modifications, which could result in significant unexpected costs to us.
If we are unable to protect our proprietary rights against unauthorized third-party copying or use, our revenues or our methods of doing business could be negatively impacted.
      Our success is dependent in part on our ability to protect our proprietary rights. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We do not have any patents or patent applications pending, and existing copyright, trademark and trade secret laws afford only limited protection. As a result, we cannot be certain that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. In addition, others may develop products that perform comparably to our proprietary products. Policing the unauthorized use of our products is difficult.
Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, copyrights or trade secrets or to determine the validity and scope of the proprietary rights of others; such litigation may be expensive and divert the attention of management.
      Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, copyrights or trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources and management attention.
      As is common in the software industry, from time to time, we may become aware of third-party claims of infringement by our operations or products of third-party proprietary rights. While we are not currently aware of any such claim, our software products may increasingly be subject to such claims as the number of products and competitors in our industry grows and the functionality of products overlaps and as the issuance of software patents becomes increasingly common. Any such claims, with or without merit, can be time consuming and expensive to defend, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty agreements, if required, may not be available on terms acceptable to us, or at all.
Defects and errors in our software could affect market acceptance of our products.
      Software products such as those offered by us frequently contain undetected errors or failures when first introduced or as new versions are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which our customers may use these products. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects and errors may:

• cause delays in product introductions and shipments;

• result in increased costs and diversion of development resources;

• require design modifications; or

• decrease market acceptance or customer satisfaction with our products.
      Despite testing by us and by current and potential customers, errors may be found after commencement of commercial shipments, which may result in loss of or delay in market acceptance.
Our software products may be vulnerable to break-ins and similar disruptive problems; addressing these issues may be expensive and require a significant amount of our resources.
      We have included security features in our products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, our software products may be vulnerable to break-ins and similar disruptive problems. Addressing these evolving security issues may be expensive and require a significant amount of our resources.
The sale and support of software products and the performance of related services by us entails the risk of product liability claims, which could significantly affect our financial results.
      Customers use our products in connection with the preparation and filing of tax returns and other regulatory reports. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to liability claims from users. Our license agreements with our customers typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management’s attention from our operations.
Anti-takeover provisions in our certificate of incorporation and by-laws, and under our Rights Agreement and Delaware law and our Change in Control Bonus Plans could substantially increase the cost to acquire us or prevent or delay a change in control and, as a result, negatively impact our stockholders and the price of our common stock.
      We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a Rights Agreement that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our Board of Directors. This could prevent us from being acquired. Our Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. This may prevent a stockholder from gaining control of our Board of Directors by electing members who are not supported by management.
      In addition, our certificate of incorporation grants our Board of Directors the authority to fix the rights, preferences and privileges of and issue up to 2,500,000 shares of preferred stock without stockholder approval. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third-party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on our stock price.
      We are also subject to the anti-takeover provisions of Section 203 of Delaware General Corporation Law. This section provides that a corporation may not engage in any business combination with any interested stockholder (as defined in that section) during the three-year period following the time that a stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our company.
      We have adopted two Change in Control Bonus Plans. One plan provides for the payment of cash amounts to our three named executive officers, Scott Scherr, Marc D. Scherr and Mitchell K. Dauerman, upon a “change in control” of Ultimate Software. The other plan provides for the payment of cash amounts in the event of a “change in control” to our employees, other than named executive officers, designated by the Compensation Committee of our Board of Directors. A “change in control” would occur if more than 50% of our Common Stock were acquired by a person or entity other than Ultimate Software or a subsidiary of an employee benefit plan of ours. There are other conditions that could result in a change in control event such as a sale or transfer of all or substantially all of our assets or business. The aggregate amount of payment that may be made to all participants under the two Change in Control Bonus Plans may be as much as 4% of the gross consideration received by us or our stockholders in a change in control transaction. The Change in Control Bonus Plans could substantially increase the cost to acquire us.